Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

(millions of Canadian dollars) (unaudited)	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	2,265	1,841
Accounts receivable	1,160	1,235
Income taxes receivable	286	273
Inventories	1,730	2,059
Prepaid expenses	39	36
	5,480	5,444
Exploration and evaluation assets (note 4)	890	746
Property, plant and equipment, net (note 5)	25,501	24,279
Goodwill	657	674
Contribution receivable	789	1,147
Other assets	149	136
Total Assets	33,466	32,426
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,694	2,867
Asset retirement obligations (note 9)	116	116
Long-term debt due within one year (note 7)	–	407
	2,810	3,390
Long-term debt (note 7)	3,887	3,504
Other long-term liabilities	341	342
Contribution payable	1,356	1,437
Deferred tax liabilities	4,488	4,329
Asset retirement obligations (note 9)	1,650	1,651
Total Liabilities	14,532	14,653
Shareholders’ equity
Common shares (note 10)	6,933	6,327
Preferred shares	291	291
Retained earnings	11,762	11,097
Other reserves	(52)	58
Total Shareholders’ Equity	18,934	17,773
Total Liabilities and Shareholders’ Equity	33,466	32,426

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
		September 30,		September 30,
(millions of Canadian dollars, except share data) (unaudited)	2012	2011	2012	2011
Gross revenues (note 3, 12)	5,331	6,058	16,872	17,136
Royalties	(145)	(247)	(504)	(794)
Marketing and other (note 3)	120	21	311	58
Revenues, net of royalties	5,306	5,832	16,679	16,400
Expenses
Purchases of crude oil and products (note 3, 12)	3,047	3,564	10,120	9,657
Production and operating expenses	632	622	1,907	1,822
Selling, general and administrative expenses	112	96	342	320
Depletion, depreciation and amortization (note 5)	629	611	1,842	1,803
Exploration and evaluation expenses	59	95	187	276
Other – net (note 3)	30	23	(19)	(215)
	4,509	5,011	14,379	13,663
Earnings from operating activities	797	821	2,300	2,737
Financial items (note 8)
Net foreign exchange gains	16	6	15	25
Finance income	22	21	72	60
Finance expenses	(55)	(70)	(195)	(239)
	(17)	(43)	(108)	(154)
Earnings before income taxes	780	778	2,192	2,583
Provisions for income taxes
Current	149	59	475	201
Deferred	105	198	169	566
	254	257	644	767
Net earnings	526	521	1,548	1,816
Earnings per share (note 10)
Basic	0.53	0.55	1.58	1.98
Diluted	0.53	0.53	1.57	1.93
Weighted average number of common shares outstanding (note 10)
Basic (millions)	981.8	948.1	973.7	912.5
Diluted (millions)	981.9	956.8	973.8	921.2

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
		September 30,		September 30,
(millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings	526	521	1,548	1,816
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial gains (losses) on pension plans	–	(2)	3	(2)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	(1)	(1)	1	(1)
Exchange differences on translation of foreign operations	(164)	254	(153)	152
Hedge of net investment (note 11)	56	(62)	42	(37)
Other comprehensive income (loss)	(109)	189	(107)	112
Comprehensive income	417	710	1,441	1,928

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars) (unaudited)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2010	4,574	–	10,012	(10)	(2)	14,574
Net earnings	–	–	1,816	–	–	1,816
Other comprehensive income (loss)
Actuarial gains on pension plans (net of tax of less than $1 million)	–	–	(2)	–	–	(2)
Derivatives designated as cash flow hedges (net of tax of less than $1 million)	–	–	–	–	(1)	(1)
Exchange differences on translation of foreign operations (net of tax of $23 million)	–	–	–	152	–	152
Hedge of net investment (net of tax of $6 million) (note 11)	–	–	–	(37)	–	(37)
Total comprehensive income (loss)	–	–	1,814	115	(1)	1,928
Transactions with owners recognized directly in equity:
Issue of common shares	1,200	–	–	–	–	1,200
Share issue costs	(27)	–	–	–	–	(27)
Issue of preferred shares	–	300	–	–	–	300
Share issue costs	–	(9)	–	–	–	(9)
Stock dividends paid	383	–	–	–	–	383
Dividends declared on common shares (note 10)	–	–	(822)	–	–	(822)
Dividends declared on preferred shares (note 10)	–	–	(10)	–	–	(10)
Balance as at September 30, 2011	6,130	291	10,994	105	(3)	17,517

Balance as at December 31, 2011	6,327	291	11,097	60	(2)	17,773
Net earnings	–	–	1,548	–	–	1,548
Other comprehensive income (loss)
Actuarial gains on pension plans (net of tax of $1 million)	–	–	3	–	–	3
Derivatives designated as cash flow hedges (net of tax of $1 million) (note 11)	–	–	–	–	1	1
Exchange differences on translation of foreign operations (net of tax of $17 million)	–	–	–	(153)	–	(153)
Hedge of net investment (net of tax of $6 million) (note 11)	–	–	–	42	–	42
Total comprehensive income (loss)	–	–	1,551	(111)	1	1,441
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	606	–	–	–	–	606
Dividends declared on common shares (note 10)	–	–	(876)	–	–	(876)
Dividends declared on preferred shares (note 10)	–	–	(10)	–	–	(10)
Balance as at September 30, 2012	6,933	291	11,762	(51)	(1)	18,934
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
		September 30,		September 30,
(millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities
Net earnings	526	521	1,548	1,816
Items not affecting cash:
Accretion (note 8)	24	20	73	59
Depletion, depreciation and amortization (note 5)	629	611	1,842	1,803
Exploration and evaluation expenses (note 4)	1	10	2	55
Deferred income taxes	105	198	169	566
Foreign exchange	(16)	38	(32)	24
Stock-based compensation (note 10)	9	(5)	21	(8)
Loss (gain) on sale of assets	–	(1)	3	(260)
Other	(7)	(66)	(30)	(54)
Settlement of asset retirement obligations (note 9)	(28)	(15)	(85)	(68)
Income taxes paid	(83)	(189)	(488)	(242)
Interest received	5	4	24	4
Change in non-cash working capital (note 6)	188	197	845	362
Cash flow – operating activities	1,353	1,323	3,892	4,057
Financing activities
Long-term debt issuance (note 7)	–	–	500	5,054
Long-term debt repayment (note 7)	–	–	(410)	(5,434)
Settlement of cross currency swaps	–	–	(89)	–
Debt issue costs	(2)	–	(8)	–
Proceeds from common share issuance, net of share issue costs	–	–	–	1,173
Proceeds from preferred share issuance, net of share issue costs	–	–	–	291
Dividends on common shares	(89)	(76)	(264)	(408)
Dividends on preferred shares	(4)	(3)	(10)	(7)
Interest paid	(45)	(86)	(173)	(203)
Other	153	46	402	136
Change in non-cash working capital (note 6)	17	(78)	74	(151)
Cash flow – financing activities	30	(197)	22	451
Investing activities
Capital expenditures	(1,252)	(1,043)	(3,228)	(3,433)
Proceeds from asset sales	1	4	5	179
Other	(47)	(32)	(129)	(88)
Change in non-cash working capital (note 6)	111	333	(125)	353
Cash flow – investing activities	(1,187)	(738)	(3,477)	(2,989)
Increase in cash and cash equivalents	196	388	437	1,519
Effect of exchange rates on cash and cash equivalents	(5)	(7)	(13)	1
Cash and cash equivalents at beginning of period	2,074	1,391	1,841	252
Cash and cash equivalents at end of period	2,265	1,772	2,265	1,772

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Description of Business and Segmented Disclosures

Management has segmented the Company’s business based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.

During the first quarter of 2012, the Company completed an evaluation of activities of the Company’s former Midstream segment as a service provider to the Upstream or Downstream operations. As a result, and consistent with the Company’s strategic view of its integrated business, the previously reported Midstream segment activities are now aligned and reported within the Company’s core exploration and production, or in upgrading and refining businesses.  The Company believes this change in segment presentation allows management and third parties to more effectively assess the Company’s performance.

Upstream includes exploration for, development and production of crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

Comparative periods have been reclassified to conform to the revised segment presentation.

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Segmented Financial Information
	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading(4)		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended September 30,	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross revenues	1,430	1,797	377	537	1,807	2,334	576	586	1,067	1,177	2,477	2,527	4,120	4,290	(596)	(566)	5,331	6,058
Royalties	(145)	(247)	–	–	(145)	(247)	–	–	–	–	–	–	–	–	–	–	(145)	(247)
Marketing and other	–	–	120	21	120	21	–	–	–	–	–	–	–	–	–	–	120	21
Revenues, net of royalties	1,285	1,550	497	558	1,782	2,108	576	586	1,067	1,177	2,477	2,527	4,120	4,290	(596)	(566)	5,306	5,832
Expenses
Purchases of crude oil and products	15	11	335	506	350	517	423	400	849	974	2,021	2,239	3,293	3,613	(596)	(566)	3,047	3,564
Production and operating expenses	446	429	16	2	462	431	33	36	45	47	91	108	169	191	1	–	632	622
Selling, general and administrative expenses	55	34	5	4	60	38	–	(1)	14	11	4	2	18	12	34	46	112	96
Depletion, depreciation and amortization	515	498	5	7	520	505	25	26	21	23	52	48	98	97	11	9	629	611
Exploration and evaluation expenses	59	95	–	–	59	95	–	–	–	–	–	–	–	–	–	–	59	95
Other – net	28	(1)	–	–	28	(1)	–	18	(2)	–	–	–	(2)	18	4	6	30	23
Earnings (loss) from operating activities	167	484	136	39	303	523	95	107	140	122	309	130	544	359	(50)	(61)	797	821
Financial items
Net foreign exchange gains	–	–	–	–	–	–	–	–	–	–	–	–	–	–	16	6	16	6
Finance income	5	1	–	–	5	1	–	–	–	–	–	–	–	–	17	20	22	21
Finance expenses	(21)	(16)	–	–	(21)	(16)	(3)	(2)	(2)	(1)	(1)	(1)	(6)	(4)	(28)	(50)	(55)	(70)
Earnings (loss) before income taxes	151	469	136	39	287	508	92	105	138	121	308	129	538	355	(45)	(85)	780	778
Provisions for (recovery of) income taxes
Current	(44)	9	54	22	10	31	24	(2)	32	3	48	55	104	56	35	(28)	149	59
Deferred	85	96	(19)	(13)	66	83	–	29	3	28	65	(8)	68	49	(29)	66	105	198
Total income tax provision	41	105	35	9	76	114	24	27	35	31	113	47	172	105	6	38	254	257
Net earnings (loss)	110	364	101	30	211	394	68	78	103	90	195	82	366	250	(51)	(123)	526	521
Intersegment revenues	514	260	–	–	514	260	39	(171)	43	38	–	–	82	(133)	–	439	596	566
Expenditures on exploration and evaluation assets(3)	95	100	–	–	95	100	–	–	–	–	–	–	–	–	–	–	95	100
Expenditures on property, plant and equipment(3)	990	753	14	13	1,004	766	13	19	32	28	92	68	137	115	16	22	1,157	903

(1)	Includes allocated depletion, depreciation and amortization related to assets in the Infrastructure and Marketing segment as these assets provide a service to the Exploration and Production segment.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4)
Certain hydrogen feedstock costs from production and operating expenses have been reclassified to purchases of crude oil and products in the third quarter of 2012. Prior periods have been reclassified to conform with current period presentation.

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Segmented Financial Information
	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading(4)		Canadian Refined Products		U.S. Refining and Marketing		Total
Nine months ended September 30,	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross revenues	4,783	5,468	1,624	1,368	6,407	6,836	1,629	1,602	2,915	2,949	7,626	7,371	12,170	11,922	(1,705)	(1,622)	16,872	17,136
Royalties	(504)	(794)	–	–	(504)	(794)	–	–	–	–	–	–	–	–	–	–	(504)	(794)
Marketing and other	–	–	311	58	311	58	–	–	–	–	–	–	–	–	–	–	311	58
Revenues, net of royalties	4,279	4,674	1,935	1,426	6,214	6,100	1,629	1,602	2,915	2,949	7,626	7,371	12,170	11,922	(1,705)	(1,622)	16,679	16,400
Expenses
Purchases of crude oil and products	53	39	1,517	1,239	1,570	1,278	1,219	1,166	2,414	2,479	6,622	6,356	10,255	10,001	(1,705)	(1,622)	10,120	9,657
Production and operating expenses	1,332	1,237	42	40	1,374	1,277	110	117	135	138	283	290	528	545	5	–	1,907	1,822
Selling, general and administrative expenses	157	128	15	13	172	141	2	(4)	43	36	10	8	55	40	115	139	342	320
Depletion, depreciation and amortization	1,507	1,417	16	19	1,523	1,436	75	139	62	60	155	143	292	342	27	25	1,842	1,803
Exploration and evaluation expenses	187	276	–	–	187	276	–	–	–	–	–	–	–	–	–	–	187	276
Other – net	(33)	(263)	–	–	(33)	(263)	–	43	(2)	–	–	–	(2)	43	16	5	(19)	(215)
Earnings (loss) from operating activities	1,076	1,840	345	115	1,421	1,955	223	141	263	236	556	574	1,042	951	(163)	(169)	2,300	2,737
Financial items
Net foreign exchange gains	–	–	–	–	–	–	–	–	–	–	–	–	–	–	15	25	15	25
Finance income	5	3	–	–	5	3	–	–	–	–	–	–	–	–	67	57	72	60
Finance expenses	(59)	(49)	–	–	(59)	(49)	(9)	(5)	(5)	(4)	(4)	(3)	(18)	(12)	(118)	(178)	(195)	(239)
Earnings (loss) before income taxes	1,022	1,794	345	115	1,367	1,909	214	136	258	232	552	571	1,024	939	(199)	(265)	2,192	2,583
Provisions for (recovery of) income taxes
Current	118	66	121	46	239	112	32	(4)	73	11	48	55	153	62	83	27	475	201
Deferred	149	400	(33)	(17)	116	383	24	39	(7)	48	154	153	171	240	(118)	(57)	169	566
Total income tax provision (recovery)	267	466	88	29	355	495	56	35	66	59	202	208	324	302	(35)	(30)	644	767
Net earnings (loss)	755	1,328	257	86	1,012	1,414	158	101	192	173	350	363	700	637	(164)	(235)	1,548	1,816
Intersegment revenues	1,483	1,412	–	–	1,483	1,412	99	81	123	129	–	–	222	210	–	–	1,705	1,622
Expenditures on exploration and evaluation assets(3)	217	279	–	–	217	279	–	–	–	–	–	–	–	–	–	–	217	279
Expenditures on property, plant and equipment(3)	2,647	2,693	35	29	2,682	2,722	30	35	64	61	200	152	294	248	35	37	3,011	3,007
As at September 30, 2012 and December 31, 2011
Total exploration and evaluation assets and property, plant and equipment, net	19,973	18,507	512	502	20,485	19,009	1,079	1,124	1,201	1,201	3,493	3,566	5,773	5,891	133	125	26,391	25,025
Total assets	21,175	20,141	1,400	1,509	22,575	21,650	1,271	1,316	1,658	1,632	5,160	5,476	8,089	8,424	2,802	2,352	33,466	32,426

(1)	Includes allocated depletion, depreciation and amortization related to assets in the Infrastructure and Marketing segment as these assets provide a service to the Exploration and Production segment.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4)
Certain hydrogen feedstock costs from production and operating expenses have been reclassified to purchases of crude oil and products in the third quarter of 2012. Prior periods have been reclassified to conform with current period presentation.

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Note 2	Basis of Presentation

The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).  These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements and the notes thereto in the Company’s 2011 Annual Report.

The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the Consolidated Financial Statements for the fiscal year ended December 31, 2011, except the change in presentation of trading activities as discussed below.

Note 3	Change in Presentation of Trading Activities

During the first quarter of 2012, the Company completed a review of the trading activities within its Infrastructure and Marketing segment and determined that the realized and the unrealized gains and losses previously presented on a gross basis in gross revenues, purchases of crude oil and products and other – net, would be more appropriately presented on a net basis to reflect the nature of trading activities.  As a result, these realized and unrealized gains and losses, and the underlying settlement of these contracts, have been recognized and recorded on a net basis in marketing and other in the condensed interim consolidated statements of income.

Prior periods have been reclassified to reflect this change in presentation. The impact of this change on net earnings is summarized approximately as follows:

Earnings Impact	Three months ended
($ millions)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Gross revenues	(625)	(413)	(161)	(298)
Marketing and other	35	2	21	32
Purchases of crude oil and products	579	401	156	263
Other – net	11	10	(16)	3
Net earnings	–	–	–	–

Note 4	Exploration and Evaluation Assets

Exploration and Evaluation Assets
($ millions)
December 31, 2011	746
Additions	223
Acquisitions	15
Transfers to oil and gas properties (note 5)	(84)
Expensed exploration expenditures previously capitalized	(2)
Exchange adjustments	(8)
September 30, 2012	890

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Note 5	Property, Plant and Equipment

Property, Plant and Equipment
($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2011	33,640	930	1,972	4,916	2,176	43,634
Additions	2,740	34	30	223	77	3,104
Acquisitions	14	–	–	–	–	14
Transfers from exploration and evaluation (note 4)	84	–	–	–	–	84
Changes in asset retirement obligations (note 9)	23	–	–	–	–	23
Disposals and derecognition	(57)	–	–	(3)	(2)	(62)
Exchange adjustments	(39)	–	–	(145)	–	(184)
September 30, 2012	36,405	964	2,002	4,991	2,251	46,613

Accumulated depletion, depreciation and amortization
December 31, 2011	(15,900)	(407)	(848)	(1,046)	(1,154)	(19,355)
Depletion, depreciation, and amortization	(1,492)	(26)	(75)	(176)	(73)	(1,842)
Disposals and derecognition	43	–	–	2	–	45
Exchange adjustments	8	–	–	32	–	40
September 30, 2012	(17,341)	(433)	(923)	(1,188)	(1,227)	(21,112)

Net book value
December 31, 2011	17,740	523	1,124	3,870	1,022	24,279
September 30, 2012	19,064	531	1,079	3,803	1,024	25,501

Note 6	Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital	Three months ended September 30,		Nine months ended September 30,
($ millions)	2012	2011	2012	2011
Decrease (increase) in non-cash working capital
Accounts receivable	(100)	38	464	246
Inventories	(32)	(15)	285	51
Prepaid expenses	(3)	12	(3)	(20)
Accounts payable and accrued liabilities	451	417	48	287
Change in non-cash working capital	316	452	794	564
Relating to:
Operating activities	188	197	845	362
Financing activities	17	(78)	74	(151)
Investing activities	111	333	(125)	353

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Note 7	Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
($ millions)
Long-term debt
5.90% notes(1)(2)	2014	738	763	750	750
3.75% medium-term notes(1)	2015	300	300	–	–
7.55% debentures(1)	2016	197	203	200	200
6.20% notes(1)(2)	2017	295	305	300	300
6.15% notes(2)	2019	295	305	300	300
7.25% notes(2)	2019	738	763	750	750
5.00% medium-term notes	2020	400	400	–	–
3.95% senior unsecured notes(2)	2022	492	–	500	–
6.80% notes(2)	2037	380	393	387	387
Debt issue costs(3)		(25)	(21)	–	–
Unwound interest rate swaps		77	93	–	–
Long-term debt		3,887	3,504	3,187	2,687
Long-term debt due within one year
6.25% notes(4)		–	407	–	400

(1)
A portion of the Company’s debt was designated in a fair value hedging relationship for interest rate risk management and recorded at fair value until discontinuation of the hedging relationship in 2011.

(2)	A portion of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.
(3)	Calculated using the effective interest rate method.
(4)
A portion of the Company’s debt was designated in a cash flow hedging relationship for foreign currency risk management, with the use of cross currency swaps, until expiration of the hedging relationship in the second quarter of 2012 with the repayment of the related U.S. $400 million of 6.25% notes which matured on June 15, 2012 and the settlement of the cross currency swaps on the same day. Refer to Note 11.

On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually.  The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2012, the Company repaid the maturing 6.25% notes issued under a trust indenture dated June 14, 2002. The amount paid to note holders was U.S. $413 million, including U.S. $13 million of interest.

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Note 8	Financial Items

Financial Items	Three months ended September 30,		Nine months ended September 30,
($ millions)	2012	2011	2012	2011
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	49	(155)	47	(92)
Gains (losses) on cross currency swaps	–	27	2	16
Gains (losses) on contribution receivable	(27)	94	(22)	59
Other foreign exchange gains (losses)	(6)	40	(12)	42
Net foreign exchange gains	16	6	15	25
Finance income
Contribution receivable	13	18	44	54
Interest income	4	–	23	–
Other	5	3	5	6
Finance income	22	21	72	60
Finance expenses
Long-term debt	(54)	(57)	(176)	(171)
Contribution payable	(20)	(15)	(62)	(61)
Short-term debt	(2)	(1)	(3)	(4)
	(76)	(73)	(241)	(236)
Interest capitalized(1)	45	23	119	56
	(31)	(50)	(122)	(180)
Accretion of asset retirement obligations (note 9)	(22)	(19)	(66)	(55)
Accretion of other long-term liabilities	(2)	(1)	(7)	(4)
Finance expenses	(55)	(70)	(195)	(239)
	(17)	(43)	(108)	(154)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2011 – 6%).

Note 9	Asset Retirement Obligations

A reconciliation of the carrying amount of asset retirement obligations at September 30, 2012 is set out below.

Asset Retirement Obligations
($ millions)
December 31, 2011	1,767
Additions	23
Liabilities settled	(85)
Liabilities disposed	(1)
Exchange adjustment	(4)
Accretion(1)	66
September 30, 2012	1,766
Expected to be incurred within 1 year	116
Expected to be incurred beyond 1 year	1,650

(1)	Accretion is included in finance expenses. Refer to Note 8.

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Note 10	Share Capital

Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2011	957,537,098	6,327
Stock dividends	24,461,241	606
Options exercised	16,665	–
September 30, 2012	982,015,004	6,933

During the three and nine months ended September 30, 2012, the Company declared dividends payable of $0.30 per common share and $0.90 per common share (three and nine months ended September 30, 2011 – $0.30 per common share and $0.90 per common share), resulting in dividends of $294 million and $876 million (three and nine months ended September 30, 2011 – $285 million and $822 million), respectively.  At September 30, 2012, $294 million, including $293 million in cash and $1 million in common shares, was payable to shareholders on account of dividends declared on July 24, 2012 (December 31, 2011 – $287 million, including $87 million in cash and $200 million in common shares).

Preferred Shares

During the three and nine months ended September 30, 2012, the Company declared dividends payable of $3 million and $10 million, respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) (three and nine months ended September 30, 2011 – $3 million and $7 million). An aggregate of $3 million (December 31, 2011 – $3 million), representing approximately $0.28 per Series 1 Preferred Share (December 31, 2011 – $0.28 per Series 1 Preferred Share), was payable as dividends on the Series 1 Preferred Shares at September 30, 2012.

Stock-based Compensation

The following table summarizes the total expense recognized in selling, general and administrative expenses on the condensed interim consolidated statements of income for the Stock Option Plan and the Performance Units for the three and nine months ended September 30, 2012 and 2011.

Stock-based Compensation	Three months ended September 30,		Nine months ended September 30,
($ millions)	2012	2011	2012	2011
Stock option plan	7	(6)	15	(9)
Performance share units	2	1	6	1
Stock-based compensation	9	(5)	21	(8)

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Earnings per Share

Earnings per Share	Three months ended September 30,		Nine months ended September 30,
($ millions)	2012	2011	2012	2011
Net earnings	526	521	1,548	1,816
Effect of dividends declared on preferred shares in the period	(3)	(3)	(10)	(7)
Net earnings – basic	523	518	1,538	1,809
Dilutive effect of accounting for share options as equity-settled(1)	(1)	(15)	(10)	(31)
Net earnings – diluted	522	503	1,528	1,778

(millions)
Weighted average common shares outstanding – basic	981.8	948.1	973.7	912.5
Effect of stock dividend declared in the period	0.1	8.7	0.1	8.7
Weighted average common shares outstanding – diluted	981.9	956.8	973.8	921.2

Earnings per share – basic ($/share)	0.53	0.55	1.58	1.98
Earnings per share – diluted ($/share)	0.53	0.53	1.57	1.93

(1)
Stock-based compensation expense was $7 million and $15 million based on cash-settlement for the three and nine months ended September 30, 2012 (three and nine months ended September 30, 2011 – recovery of $6 million and recovery of $9 million), respectively. Stock-based compensation expense was $8 million and $25 million based on equity-settlement for the three and nine months ended September 30, 2012 (three and nine months ended September 30, 2011 – expense of $9 million and $22 million), respectively.

For the three and nine months ended September 30, 2012, 29 million tandem options and 2 million tandem performance options (three and nine months ended September 30, 2011 – 27 million tandem options and 8 million tandem performance options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

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Note 11	Financial Instruments and Risk Management

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates.  In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks.  Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities on the condensed interim consolidated balance sheets.  The Company has oil and natural gas inventory held in storage related to commodity price risk management contracts that is carried at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. The Company has the following risk management contracts and related inventory recorded at fair value on the condensed interim consolidated balance sheets at September 30, 2012:

Risk Management	September 30, 2012
($ millions)	Asset	Liability	Net
Commodity Price
Natural gas contracts	3	(2)	1
Natural gas storage contracts	15	–	15
Natural gas storage inventory(1)	10	–	10
Crude oil contracts(2)	–	(4)	(4)
Crude oil inventory(3)	2	–	2
Crude oil contracts	4	–	4
Crude oil inventory(4)	22	–	22
Foreign Currency
Foreign currency forwards	–	–	–
Interest Rates
Forward starting swaps	(1)	–	(1)
	55	(6)	49

(1)
Represents the fair value adjustment to inventory recognized on the condensed interim consolidated balance sheets related to third party physical purchase and sale contracts for natural gas held in storage.  Total fair value of the related natural gas storage inventory was $124 million at September 30, 2012.

(2)	Certain crude oil physical purchase contracts have been designated as a fair value hedge against changes in the fair value of the related inventory held in storage.
(3)
Represents the fair value adjustment to inventory recognized on the condensed interim consolidated balance sheets related to the crude oil physical purchase contracts designated as a fair value hedge.  Total fair value of the related crude oil inventory was $19 million at September 30, 2012.

(4)
Represents the fair value adjustment to inventory recognized on the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts.  Total fair value of the related crude oil inventory was $217 million at September 30, 2012.

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The gains (losses) recognized on risk management positions for the three and nine months ended September 30, 2012 are set out below. All gains (losses) are unrealized, unless otherwise noted.

	Three months ended September 30, 2012
Earnings Impact	Marketing and other	Purchases of crude oil and products	Other – net	Net foreign exchange gains (losses)	Other comprehensive income (“OCI”)
($ millions)
Commodity Price
Natural gas	3	–	–	–	–
Crude oil(1)	6	(12)	–	–	–
	9	(12)	–	–	–
Foreign Currency
Foreign currency forwards(3)	–	–	(1)	7	–
	–	–	(1)	7	–
Interest Rates
Forward starting swaps	–	–	–	–	(1)
	–	–	–	–	(1)

	Nine months ended September 30, 2012
Earnings Impact	Marketing and other	Purchases of crude oil and products	Other – net	Net foreign exchange gains (losses)	OCI
($ millions)
Commodity Price
Natural gas	11	–	–	–	–
Crude oil(1)	23	(3)	–	–	–
	34	(3)	–	–	–
Foreign Currency
Cross currency swaps(2)	–	–	(2)	2	2
Foreign currency forwards(3)	–	–	(1)	–	–
	–	–	(3)	2	2

Interest Rates
Forward starting swaps	–	–	–	–	(1)
	–	–	–	–	(1)

(1)
Certain crude oil physical purchase contracts have been designated as a fair value hedge with fair value changes recognized in purchases of crude oil and products on the condensed interim consolidated statements of income.

(2)
A portion of the Company’s U.S. denominated debt was designated in a cash flow hedging relationship for foreign currency risk management, with the use of cross currency swaps, until expiration of the hedging relationship in the second quarter of 2012 with the repayment of the related U.S. $400 million of 6.25% notes which matured on June 15, 2012 and the settlement of the cross currency swaps on the same day. Refer to Note 7. The balance of $2 million included in other reserves was reclassified into net earnings upon the repayment of the debt and concurrent settlement of the cross currency swaps.

(3)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

Net Investment Hedge

At September 30, 2012, the Company had designated U.S. $2.8 billion of its U.S. denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2011 – U.S. $1.3 billion).  Of this amount, U.S. $700 million was designated in the first quarter of 2012 and included the U.S. $500 million of the 3.95% senior unsecured notes issued on March 22, 2012. During the third quarter of 2012, U.S. $800 million was designated, including U.S. $50 million of the 7.25% notes and U.S. $750 million of the 5.90% notes issued in 2009. For the three and nine months ended September 30, 2012, the unrealized gain arising from the translation of the debt was $56 million and $42 million (three and nine months ended September 30, 2011 – loss of $63 million and $37 million), respectively, net of tax of $8 million and $6 million (three and nine months ended September 30, 2011 – $10 million and $6 million), respectively, which was recorded in OCI.

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Interest Rate Swaps

At September 30, 2012, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were designated as a fair value hedge was $77 million (December 31, 2011 – $93 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $5 million and $16 million for the three and nine months ended September 30, 2012 (three and nine months ended September 30, 2011 – addition of $1 million and $3 million), respectively.

At September 30, 2012, the Company had entered into a cash flow hedge using forward starting interest rate swap arrangements whereby the Company fixed the underlying U.S. 10-year Treasury Bond rate on U.S. $380 million to June 16, 2014, which is a portion of the Company’s forecasted debt issuance on the same date. The effective portion of these contracts has been recorded at fair value in other assets; there was no ineffective portion at September 30, 2012. The forward starting swaps have the following terms and fair value as at September 30, 2012:

		September 30, 2012 2012
Forward Starting Swaps	Swap Rate(1)	Notional Amount (U.S.$ )	Fair Value
($ millions)
Swap Maturity
June 15, 2024	2.24%	105	–
June 16, 2024	2.25%	190	(1)
June 17, 2024	2.24%	85	–
		380	(1)

(1)	Weighted average rate.

On October 1, 2012, the Company entered into a cash flow hedge using additional forward starting interest rate swap arrangements whereby the Company fixed the underlying U.S. 10-year Treasury Bond rate on U.S. $120 million to June 16, 2024, which is the remainder of the Company’s forecasted debt issuance on the same date. The weighted average swap rate for these forward starting swaps is 2.24%.

Note 12	Reclassification

During 2011, the Company changed its treatment of certain intersegment sales eliminations which resulted in the reclassification of gross revenues and purchases of crude oil and products. The reclassification resulted in reductions of gross revenues and purchases of crude oil and products in the three and nine months ended September 30, 2011 of $276 million and $715 million, respectively. The reclassification had no impact on net earnings.

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